EXHIBIT 11.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING
(000's except for per share data)
(UNAUDITED)

	Three Months Ended March 31,	
(000's, except per share data)	**2005**	2004
Net Income	**$2,710**	$2,806
Less: Dividend Requirements on Preferred Stock	**39**	59
Net Income Applicable to Common Stock	**$2,671**	$2,747
Average Number of Common Shares Outstanding – Basic	**5,533**	5,494
Dilutive Effect of Stock Options and Restricted Stock	**16**	15
Average Number of Common Shares Outstanding – Diluted	**5,549**	5,509
Earnings Per Share – Basic	**$0.48**	$0.50
Earnings Per Share – Diluted	**$0.48**	$0.50